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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of November, 2000


                               DAIMLERCHRYSLER AG
                 (Translation of registrant's name into English)

                   EPPLESTRASSE 225, 70567 STUTTGART, GERMANY
                     (Address of principal executive office)



      [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                 Form 20-F  X                    Form 40-F



      [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                 Yes                             No   X


      [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ]



                           -------------------------


       This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of DaimlerChrysler North America
           Holding Corporation (Registration Statement No. 333-11306)


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                               DAIMLERCHRYSLER AG




      FORM 6-K:   TABLE OF CONTENTS



1. Press release of DaimlerChrysler AG, dated November 17, 2000, on the Supervisory Board's approval of the new management for Chrysler Group
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                                DAIMLERCHRYSLER


                                                              Press Information

                                                              November 17, 2000

Contact:
Michael Pfister                     Phone +49-711-17-93635
Lori McTavish                       Phone +1-248-512-2666

SUPERVISORY BOARD APPROVES NEW MANAGEMENT FOR CHRYSLER GROUP

o     DIETER ZETSCHE NEW PRESIDENT/CEO OF CHRYSLER GROUP
o INTRODUCTION OF CHIEF OPERATING OFFICER (COO) AT CHRYSLER GROUP: WOLFGANG BERNHARD TO BE NAMED COO AND DEPUTY MEMBER OF THE DAIMLERCHRYSLER BOARD OF MANAGEMENT
o     ECKHARD CORDES NEW HEAD OF GLOBAL COMMERCIAL VEHICLES BUSINESS


STUTTGART/AUBURN HILLS - During an extraordinary meeting in Stuttgart, the Supervisory Board of DaimlerChrysler AG, today approved Management Board Chairman Juergen E. Schrempp's reorganization plan for the Board of Management.


As a result, Dr. Dieter Zetsche and Dr. Wolfgang Bernhard are appointed President/CEO and COO respectively of the Chrysler Group, and will assume these responsibilities, effective immediately.


Due to a significant shift in market conditions in the U.S., the new management team of the Chrysler Group will fundamentally reposition and restructure the business. This program, details of which will be announced in the first quarter of 2001, will focus on measures to improve cost positioning, product line-up and market performance.

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                                       2


Since the announcement of the third quarter results in late October, tough market conditions in the United States have intensified further, characterised by ongoing competitive incentive spending, high dealer inventories and a resultant reduction in production levels. As a consequence results at the Chrysler Group will fall below the last forecast and thus also affect the earnings of DaimlerChrysler AG.


The Supervisory Board and the shareholder committee strongly reaffirmed at the meeting today its support for the global strategy of DaimlerChrysler and assured the Management Board of its full backing concerning all necessary measures to achieve that objective.


DIETER ZETSCHE TO HEAD CHRYSLER GROUP


Dr. Dieter Zetsche (46), member of the Board of Management responsible for the Global Commercial Vehicles business will assume the leadership of the Chrysler Group as President and CEO of the Chrysler Group immediately and continue to serve as a member of the Board of Management.


Since commencing his professional career with the company in 1976, Zetsche has held increasingly responsible management positions both domestically and internationally. He has been Head of Development and Design of Mercedes-Benz passenger cars and also world-wide Sales and Marketing for Mercedes-Benz products. His international assignments have involved terms as Board Member of Mercedes-Benz do Brasil and President of Mercedes-Benz Argentina. As President and CEO of Freightliner, the leading U.S. commercial vehicle producer, he achieved an impressive turn-around.




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                                       3


Juergen E. Schrempp stated: "My colleague Dieter Zetsche is undertaking a very challenging assignment heading the Chrysler Group. Given his capabilities and his proven career track record we have no doubt that he will lead this business back to sustained profitability. He has extensive experience in every facet of the automotive sector."


WOLFGANG BERNHARD TO BECOME NEW COO OF THE CHRYSLER GROUP AND DEPUTY MEMBER OF THE BOARD OF MANAGEMENT


Dr. Wolfgang Bernhard (40) will take over the newly created position of Chief Operating Officer (COO) of the Chrysler Group. Bernhard, who has been appointed deputy member of the Board of Management of DaimlerChrysler AG, was responsible for the very successful launch and introduction of the new S-class and recently became Managing Director of Mercedes-AMG.


In addition to his extensive product and development experience, Bernhard is also an acknowledged production expert. As COO he will be responsible for all internal operations and the implementation of initiatives necessary to strengthen and restore the position of the Chrysler Group.


Juergen E. Schrempp commented that, "Wolfgang Bernhard in his new assignment as COO has been given the mandate to make the restructuring measures his highest priority. He has demonstrated in his previous position that he is a highly competent manager with a strong empathy for his employees and a sound understanding of market conditions."


After a thorough examination and in-depth analysis of the current situation, the leadership team of Zetsche and Bernhard, in conjunction with Chrysler's management and the full support of DaimlerChrysler AG will



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                                      4


initiate and speed up the necessary measures for the "turn-around". The new appointments will also accelerate the transfer of knowledge and technology within the DaimlerChrysler Group.


Jim Holden will step down with immediate effect. We thank Jim Holden for his many years of contribution for the company.


ECKHARD CORDES TO BECOME NEW HEAD OF GLOBAL COMMERCIAL VEHICLES
BUSINESS


As the Board of Management member formerly responsible for Corporate Development & IT Management, Eckhard Cordes, 49, will immediately take over the responsibilities for the Commercial Vehicle Division from Dieter Zetsche.


Over the last few years Cordes has played a leading role in the restructuring and focusing of the company around its core automotive businesses. He is also one of the architects of the DaimlerChrysler merger and the recently announced Asian joint ventures and alliances with Mitsubishi Motors Corporation and Hyundai Motor Company respectively.


Juergen E. Schrempp: "With his wide background Eckhard Cordes was the obvious choice for this important operation."


Since joining Daimler-Benz in 1976, Cordes has spent several years in the Commercial Vehicle Division including 1986 - 1989 with Mercedes-Benz do Brasil. His present responsibilities on the Board will be temporarily assumed by Juergen
E. Schrempp.




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                                       5


SCHREMPP REAFFIRMES U.S. COMMITMENT


Schrempp reaffirmed that, "The current reorganization will not be to the detriment of our committment to the important NAFTA market. We will continue our active and very dynamic investment program in our U.S. and North American facilities."


Schrempp concluded: "With this decision we will be able to drive the integration of our global businesses. We do this with shareholder value first and foremost in our mind and will now be able to realize the potential synergies of our global network even faster. Our responsibility to our investors, to our employees and to our customers demands that we rapidly and proactively develop the outstanding potential inherent in DaimlerChrysler."



INTERNET SITE
Additional information and news from DaimlerChrysler is available on the Internet at: www.media.daimlerchrysler.com



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                                   SIGNATURES



      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                          DaimlerChrysler AG





                          By:  /s/  ppa. Hans-Georg Bruns
                               --------------------------------
                               Name:  Dr. Hans-Georg Bruns
                               Title: Vice President
                                      Chief Accounting Officer




                          By: /s/ i. V. Harald Kofink
                               --------------------------------
                               Name:  Harald Kofink
                               Title: Director




Date:  November 17, 2000